Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

RECRO PHARMA, INC.

Recro Pharma, Inc. a Pennsylvania corporation, f/k/a Rēcro Pharma 1, Inc. (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is “Recro Pharma, Inc.” The Corporation’s original Articles of Incorporation were filed on November 15, 2007, under the name “Rēcro Pharma 1, Inc.” The Corporation was incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PABCL”).

SECOND: These Amended and Restated Articles of Incorporation amend, restate, integrate and supersede the provisions of the Articles of Incorporation of said Corporation and have been duly adopted by majority vote of the holders of all of the outstanding shares entitled to vote thereon in accordance with the provisions of Sections 1912, 1913 and 1914 and all other applicable provisions of the PABCL.

THIRD: The text of the Amended and Restated Articles of Incorporation of the Corporation is hereby restated to read as set forth in full as follows:

ARTICLE I

The name of the Corporation is Recro Pharma, Inc.

ARTICLE II

The address of the Corporation’s registered office in the Commonwealth of Pennsylvania and the county of venue is 55 Valley Stream Parkway, Suite 100, Malvern, Pennsylvania 19355 (Chester County).

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the PABCL and its existence shall be perpetual. The Corporation’s original date of incorporation is November 15, 2007.

ARTICLE IV

The aggregate number of shares of all classes of stock that the Corporation shall have authority to issue is Nine Million (9,000,000) shares, of which Five Million (5,000,000) of such shares shall be designated as Common Stock, par value $0.01 per share, Two Million (2,000,000) of such shares shall be designated as Series A Redeemable Convertible Preferred Stock (“Preferred Stock”), par value $0.01 per share and Two Million (2,000,000) shares shall be preferred stock, with a par value of $0.01 per share, to be designated by the Board of Directors of the Corporation, from time to time, as described below (“Board Designated Preferred Stock”). The Board of Directors of the Corporation may from time to time determine, in whole or in part, the preferences, limitations, and relative rights of the Board Designated Preferred Stock, within the limits set forth in Section 1522 of the Pennsylvania Business Corporation Law of 1988, as amended (or any successor provisions), of any class of the Board Designated Preferred Stock, before the issuance of any shares of that class, or one or more series within a class of the Board Designated Preferred Stock before the issuance of any shares of that series. The Board of Directors may issue, in one or more classes or series, shares of the Board Designated Preferred Stock with full, limited, multiple, fractional or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights, or other special or relative rights as shall be fixed from time to time by the Board of Directors, subject to the rights of the Preferred Stock as set forth below.

The following is a statement of the designations, preferences, limitations and relative rights in respect of the shares of each class of stock of the Corporation:

A.	Common Stock.

1.	Voting Rights.

(a) Each holder of record of Common Stock shall be entitled to vote on each matter submitted to a vote of the shareholders of the Corporation, including the election of directors, except with respect to matters submitted to the holders of record of Preferred Stock for vote as a separate class or for which solely the Preferred Stock have the right to vote hereunder, unless otherwise provided by law, and have the right to one vote for each share of Common Stock outstanding in the name of such holder on the books of the Corporation.

(b) Except as otherwise provided herein or by law, the holders of the Common Stock shall vote together with the holders of the Preferred Stock on all issues and matters submitted to a vote of all of the shareholders of the Corporation, as a single class.

2.	Preemptive Rights.

The holders of Common Stock shall not have preemptive rights, and the Corporation shall have the right to issue and to sell to any person or persons any shares of its capital stock without first offering such shares, options, rights, warrants or securities to any holders of Common Stock.

3.	Dividends.

Subject to the preferences applicable to, and other rights of, the holders of the Preferred Stock or of the Board Designated Preferred Stock outstanding at any time, each holder of record of Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, in such amounts and at such times as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

4.	Liquidation.

After the distributions described in Section B.(3) of this Article IV shall have been paid, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of the Common Stock and of the Preferred Stock pro rata, based on the number of shares of Common Stock and of Preferred Stock held by such holders.

B.	Preferred Stock.

Each share of Preferred Stock is identical in all respects with and possesses the same designations, limitations and rights as every other share of Preferred Stock.

1.	Dividends.

(a) The Preferred Stock shall have a “stated value” per share of Two Dollars ($2.00), which represents the amount of capital contribution provided by each holder of Preferred Stock on a per share basis.

(b) So long as any shares of Preferred Stock shall be outstanding, the Corporation shall not declare or pay any dividends (other than dividends payable solely in shares of Common Stock or stock with designations, rights, preferences, terms and conditions subordinate to the Preferred Stock (“Subordinate Stock”) or cash in lieu of fractional shares) on the Common Stock or make, directly or indirectly, any other distribution in respect to the Common Stock, unless, on the date of such distribution or other payment, (i) all cumulative dividends on the then outstanding shares of Preferred Stock as described in Section B(1)(d)(i) of this Article IV shall have been paid in full or declared and set apart for payment in full to the holders of the Preferred Stock and (ii) all redemption payments then due and payable with respect to the Preferred Stock pursuant to Section B(6) of this Article IV, if any, shall have been paid in full or set apart for payment in full or the holders of not less than a majority of the then outstanding shares of Preferred Stock (that is, 50% of the number of then outstanding shares of Preferred Stock plus one share (the “Required Majority”), shall have otherwise consented in writing with respect thereto.

(c) From and after the date on which any shares of Preferred Stock are issued, the holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, annual dividends at the rate of eight percent (8%) per annum of the stated value per share of Preferred Stock, compounded annually (as such stated value may hereafter be adjusted for any stock dividend, stock split, recapitalization or other similar event occurring after the date of filing of these Amended and Restated Articles of Incorporation), together with any other additional amounts payable in cash or assets on the Preferred Stock, as such amounts may be declared by the Corporation’s Board of Directors (such 8% annual dividends together with such additional amounts, if any, are hereinafter collectively referred to as the “Preferred Dividends”). Such Preferred Dividends shall accrue on a daily basis, commencing on the date the share of Preferred Stock was first issued (the “Original Issuance Date”), regardless of subsequent transfers, whether or not earned or declared, and shall be cumulative so that if at any time the entire amount of such Preferred Dividends has not been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid on or declared or set apart for payment on any other class or series of capital stock of the Corporation. The Preferred Dividends shall be paid, as and when declared from time to time by the Board of Directors of the Corporation, whereupon they shall be payable in cash on the last business day of each calendar quarter (such business day being hereinafter referred to as the “Dividend Date”), or upon any Liquidation (as defined in Section B(3) below of this Article IV), or upon any redemption described in Section B(6) below, or upon any Event of Default described in Section B(7) below or upon any Mandatory Conversion described in Section B(8) below. The Preferred Dividends so payable to the holders of the Preferred Stock as aforesaid shall accrue as hereinabove provided and shall be cumulative from the Original Issuance Date of the Preferred Stock, regardless whether so declared. If at any time the Corporation makes any payment in respect of dividends on the Preferred Stock that is less than the total amount of Preferred Dividends then accrued and payable with respect to all outstanding shares of Preferred Stock, such payment will be distributed ratably among the holders of such shares of Preferred Stock pro rata in proportion to the aggregate accrued but unpaid Preferred Dividends on the shares of Preferred Stock held by each such holder.

(d) So long as any shares of Preferred Stock shall be outstanding, the Corporation shall not declare or pay any dividends on the Common Stock or any other capital stock other than the Preferred Stock or make directly or indirectly, any other distribution in respect of the Common Stock or payment on account of the redemption, purchase or other acquisition of such stock, unless, at the date of such distribution or other payments: (i) all cumulative dividends on the then outstanding shares of Preferred Stock for all past Dividend Dates and the then current Dividend Date shall have been paid in full or declared and set apart for payment in full to the holders of the Preferred Stock, and (ii) all redemptions then due and payable pursuant to Section B(6) of this Article shall have been paid in full or set apart for payment in full.

(e) Subject to the foregoing, in the event that the Corporation declares a dividend or makes a distribution pursuant to Section A(3) above, the holders of the Preferred Stock shall not participate with the holders of the Common Stock in any such dividends or distributions paid or set aside for payment, unless the holder of such share of Preferred Stock has converted such share of Preferred Stock into Common Stock pursuant to the terms hereof as of the record date for such dividend or distribution.

2.	Voting Rights.

(a) Except as otherwise provided herein or by law, the holders of Preferred Stock shall have full voting rights and powers, shall be entitled to vote on all matters as to which holders of the Common Stock shall be entitled to vote, shall vote together with the holders of the Common Stock as a single class and shall be entitled to one vote for each share of Common Stock which would be held by them if all of their shares of Preferred Stock would be converted into shares of Common Stock under Section B(5) below.

(b) Unless otherwise approved by the holders of the Common Stock and the holders of the Preferred Stock and subject to Section B(7) of this Article, the Board of Directors shall consist of five (5) directors. Unless otherwise determined by a Required Majority, the holders of the Preferred Stock shall, until such time as all shares of Preferred Stock have been converted into shares of Common Stock or a “Qualifying Public Offering” (as such term is defined in Section B(8) of this Article) has occurred, have the exclusive and special right to elect not less than three (3) of such directors (or, if hereafter, the size of the Board of Directors is increased pursuant to the terms hereof, not less than a majority of the members of the Board of Directors) (collectively, the “Series A Directors”). The Series A Directors elected by the holders of the Preferred Stock shall be elected, removed, and replaced by the vote of a Required Majority or as otherwise provided in the Shareholders’ Agreement among the Corporation, all of the holders of the Preferred Stock and others, dated as of August     , 2008, as the same may be amended from time to time hereafter (the “Shareholders Agreement”). The right of the holders of the Preferred Stock to elect the Series A Directors contained in this Section B(2)(b) may be exercised either at a special meeting of the holders of the Preferred Stock, or at any annual or special meeting of the shareholders of the Corporation, or by unanimous or partial written consent of the holders of the Preferred Stock in lieu of a meeting. Upon the request of the holders of record of at least 25% of the Preferred Stock then outstanding, the secretary of the Corporation shall call a special meeting of the holders of such Preferred Stock for the purpose of (i) removing and replacing the elected Series A Directors and the other directors pursuant to this Section B(2)(b) of this Article and/or (ii) electing a director to fill a vacancy in the Series A Directorships authorized to be filled by the holders of such Preferred Stock or of the other directors by the holders of the Preferred Stock and the Common Stock pursuant to this Section B(2)(b) of this Article or other provisions of these Articles or pursuant to the Shareholders Agreement. Such meeting shall be held at the earliest practicable date.

(c) A vacancy in the Series A Directorships to be elected by the holders of Preferred Stock pursuant to Section B(2)(b) of this Article above may be filled only by a vote, in person or by proxy, at a meeting of the holders of the Preferred Stock then outstanding or by partial or unanimous written consent in lieu of a meeting of the holders of the majority of the shares of the Preferred Stock then outstanding, or by a vote of the then remaining Series A Directors.

(d) The holders of Preferred Stock shall not have the right to vote cumulatively in the election of directors.

3.	Rights of Liquidation.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (any such event being hereinafter referred to as a “Liquidation”), and before any distribution of assets of the Corporation shall be made to or set apart for the holders of the Common Stock, the holders of the Preferred Stock shall be entitled to receive payment, prior and in preference over the holders of the Common Stock, in an amount equal to an amount per share equal to the stated value per share for each share of Preferred Stock held, increased by an annual rate of eight percent (8%), compounded daily from the Original Issuance Date (as defined in Section B(1)(c) above of this Article IV) to the date of the receipt of proceeds from the liquidation (the “Compounded Interest Increase”), plus any declared but unpaid Preferred Dividends on such shares of Preferred Stock (such aggregate amounts allocated to the Preferred Stock being referred to herein as the “Liquidation Preference”). After the Liquidation Preference has been paid to the holders of the Preferred Stock, the holders of the Preferred Stock shall be entitled to participate in any further distribution of assets of the Corporation in parity with the holders of the Common Stock, as though all such shares of Preferred Stock had been converted into Common Stock pursuant to Section B(5) below.

(b) A merger or consolidation involving the Corporation and a sale, lease or transfer of all or substantially all of the assets of the Corporation shall, at the option of the Required Majority, be deemed a Liquidation.

(c) Notwithstanding the provisions contained in Section B(3)(b) of this Article, in the event of a merger or consolidation involving the Corporation, or a sale, lease or transfer of all or substantially all of the assets of the Corporation, in which a holder of Preferred Stock would receive cash and/or marketable securities (i.e., securities registered under the Securities Act of 1933, as amended, at the time of delivery, or securities committed to be so registered with 60 days after delivery) in an amount less than the aggregate Liquidation Preference of the shares of Preferred Stock held by such holder, then such holder may elect, in lieu of all other rights under the terms of the transaction or this Article, to receive an amount equal to such aggregate Liquidation Preference for such shares of Preferred Stock. If the holder makes such an election, such holder shall have a priority on all cash and marketable securities received in such transaction to the extent of the aggregate Liquidation Preference for such holder’s shares of Preferred Stock. Such election shall be made by the holder by written notice to the Corporation within 30 days after the date of shareholder approval of the transaction (or within 30 days after receiving notice of such transaction from the Corporation if the transaction is not submitted for shareholder approval).

(d) If the assets of the Corporation available for distribution shall be insufficient to pay the holders of the shares of Preferred Stock the full amount to which such holders shall be entitled prior and in preference to any distribution to the holders of the Corporation’s Common Stock, or any other Subordinate Stock, the holders of shares of Preferred Stock shall share ratably in any such assets in proportion to the respective amounts which would be payable to the holders of Preferred Stock with respect to the number of shares of Preferred Stock held by such holders.

4.	Actions Requiring the Consent of the Holders of the Preferred Stock.

The consent of the holders of at least a Required Majority, given in person or by proxy, either in a unanimous or partial written consent without a meeting or by vote at a meeting called for such purpose, acting as a separate class, shall be necessary for effecting or validating any of the following transactions:

(a) Any sale, merger, acquisition, consolidation, recapitalization, or liquidation of the Corporation;

(b) An initial public offering of any of the Corporation’s capital stock;

(c) Any sale of assets (other than products sold by the Corporation in the ordinary course of business) in excess of $15,000 of net book value as set forth on the books and records of the Corporation kept in the ordinary course of business in accordance with US generally accepted accounting principles consistently applied for past periods;

(d) Any amendment, alteration or repeal of any of the provisions of the Corporation’s Amended and Restated Articles of Incorporation or the Bylaws of the Corporation; provided, however, that any such amendment, alteration or repeal that treats the holders of any specific shares of Common Stock or Preferred Stock differently from the way in which any other such holders are to be treated (collectively, a “Specially Treated Class”), shall also require the consent of a majority of the Specially Treated Class, as and to the extent contemplated by Section 1906(b) of the PABCL.

(e) Any repurchase or redemption of any shares of any class of the Corporation’s capital stock or any declaration and payment of dividends except as set forth in Section B(1) above or B(6) or (7) below, or creation, authorization or issuance of any additional shares of capital stock or any other security senior to the Preferred Stock; or any Subordinate Stock;

(f) Incurrence of any debt (direct or contingent), such that total liabilities (direct and contingent) exceed stockholders’ equity; and

(g) Any increase in the number of directors of the Corporation, other than as provided in Section B(2)(b) of this Article;

5.	Conversion.

(a) Right To Convert. A holder of record of any share or shares of Preferred Stock shall have the right at any time, including at the time of any Liquidation or initial public offering of any class of the Corporation’s capital stock, at such holder’s option, to convert, without the payment of any additional consideration, each share of Preferred Stock held by such holder into that number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the stated value for the Preferred Stock by (ii) the applicable Conversion Factor (as defined in Section B(5)(d) of this Article) then in effect for the Preferred Stock. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any Preferred Stock. With respect to any fraction of a share of Common Stock called for upon any conversion after completion of the calculation of the aggregate number of shares of Common Stock to be issued to such holder, the Corporation shall pay to such holder an amount in cash equal to any fractional share to which such holder would be entitled, multiplied by the current market value of a share, as determined in good faith by the Board of Directors of the Corporation.

(b) Mechanics of Conversion. If the holder of shares of Preferred Stock desires to exercise such right of conversion, such holder must give written notice to the Corporation (the “Conversion Notice”) of the election by such holder to convert a stated number of shares of Preferred Stock (the “Conversion Shares”) into shares of Common Stock on the date specified in the Conversion Notice (which date shall not be earlier than three business days after the date on which the Corporation receives the Conversion Notice (the “Conversion Date”)), and by surrender of the certificate or certificates representing such Conversion Shares. The Conversion Notice shall also contain a statement of the name or names (with addresses) in which the certificate or certificates for Common Stock shall be issued. Promptly after the Conversion Date, receipt of the Conversion Notice and the surrender of the Conversion Shares, the Corporation shall issue and deliver, or cause to be delivered, to the holder of the Conversion Shares or such holder’s nominee or nominees, a certificate or certificates for the number of shares of Common Stock issuable upon the conversion of such Conversion Shares. Such conversion shall be deemed to have been effected as of the close of business on the Conversion Date, and the person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the holder or holders of record of such shares of Common Stock as of the close of business on such date.

(c) Common Stock Reserved. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, solely for issuance upon the conversion of shares of Preferred Stock as herein provided, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all of the shares of Preferred Stock at the time outstanding; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these provisions.

(d) Conversion Factor. The initial Conversion Factor for the Preferred Stock shall be 2.00, that is, under the provisions of Section 5(a) above, initially converting the Preferred Stock into Common Stock on a one-for-one basis. The Conversion Factor is subject to adjustment in accordance with the provisions of this Section 5(d). Such Conversion Factor in effect from time to time, as adjusted pursuant to this Section (5)(d), is referred to herein as the “Conversion Factor” for the Preferred Stock.

(i) In the event that the Corporation shall, at any time or from time to time, issue or sell any shares of the capital stock of the Corporation or in any manner grant (whether directly or by assumption in a merger or otherwise) any rights to subscribe for or to purchase any capital stock, or any options for the purchase of any capital stock, whether or not such rights or options are immediately exercisable (including treasury shares but excluding Common Stock issuable upon any conversion of the Preferred Stock, any stock issued as a dividend or distribution on the Preferred Stock and up to One Hundred and Fifty Thousand (150,000) shares of Common Stock issuable upon the exercise of employee stock options, pursuant to any employee stock option plan adopted in compliance with the

requirements of that certain Securities Purchase Agreement dated as of August     , 2008, by and among the Corporation and the holders of the Preferred Stock as of such date (the “Purchase Agreement”) (a “Permitted Plan”), (collectively, the shares of Common Stock issuable under the Permitted Plan are hereinafter collectively referred to as the “Permitted Shares”), and issuable for a consideration per share or payable in the aggregate upon both the issuance and exercise of any such shares of capital stock, rights or options, other than the Permitted Shares, the shares issuable upon any conversion of the Preferred Stock and any stock issued as a dividend or distribution on the Preferred Stock, on a per share basis less than the amount of the Conversion Factor in effect immediately prior to the time of such issuance or sale, expressed in U.S. Dollars, then, immediately upon such issuance or sale, the Conversion Factor shall be reduced as follows:

(A) The Conversion Factor shall be reduced to a number determined by multiplying the Conversion Factor in effect immediately prior to such issuance by the following fraction:

A + B C
A + D

wherein:

A =	the number of Outstanding Shares (as defined below in Section B(5)(d)(i)(E) of this Article) immediately prior to the subject issuance;

B =	the aggregate consideration in dollars for the shares then being issued, expressed as an absolute number;

C =	the Conversion Factor of the Preferred Stock in effect immediately prior to the subject issuance, expressed as an absolute number; and

D =	the number of shares then being issued.

The applicable Conversion Factor shall be further reduced from time to time thereafter whenever any shares are so issued or converted for a price per share lower than the amount of the applicable Conversion Factor, then in effect, as adjusted prior to that date.

(B) In the event that any shares shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Corporation therefor, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In the event that any shares shall be issued for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the fair value of such consideration, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. Whenever shares are issued upon the exercise of warrants, options or other conversion rights, the consideration received therefor shall include both the consideration paid upon the issuance and upon the exercise of such warrant, option or other right.

(C) In the event that the Corporation shall in any manner grant (whether directly or by assumption in a merger or otherwise) any rights to subscribe for or to purchase any Common Stock or securities convertible into Common Stock (including any debt securities) (“Convertible Securities”), or any options for the purchase of any Common Stock or Convertible Securities, whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which shares of Common Stock issuable upon the exercise of such rights or options or upon conversion or exchange of such Convertible Securities (determined by dividing (I) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the exercise of such rights or options, or plus, in the case of any Convertible Securities or rights or options to purchase Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (II) the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than the stated value in effect immediately prior to the time of the granting of such rights or options, then the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon conversion or exchange of all such Convertible Securities issuable or issuable upon the exercise of such rights or options shall be deemed to be outstanding as of the date of the granting of such rights or options and to have been issued for such price per share, with the effect on the Conversion Factor specified in Section B(5)(d)(i) of this Article. No further adjustment of the applicable Conversion Factor shall be made upon the actual issue of such Common Stock or upon the actual issue of such Convertible Securities upon exercise of such rights or options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

(D) If the purchase price provided for in any right or option referred to in Section B(5)(d)(i)(C) of this Article, or the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock shall change (other than under or by reason of provisions designed to protect against dilution), the Conversion Factor then in effect hereunder shall forthwith be readjusted (increased or decreased, as the case may be) to the Conversion Factor which would have been in effect at such time had such rights, options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

(E) As used in this Section B(5)(d)(i) of this Article, the term “Outstanding Shares” shall be deemed to include the number of issued and outstanding shares of Preferred Stock and any other Convertible Securities and Common Stock, plus the number of shares issuable pursuant to any of the options issuable under a Permitted Plan, or the conversion or exchange of any securities, convertible into or exchangeable for shares of Convertible Securities and Common Stock, but shall not include the new shares of Convertible Securities and Common Stock or other securities, rights, options or warrants then being issued, sold or granted by the Corporation.

(F)(i) Notwithstanding the foregoing, upon the consent of a majority of the holders of the Preferred Stock then outstanding, no such reduction in the applicable Conversion Factor for the Preferred Stock, as set forth in this Section B(5)(d)(i) of this Article, shall occur.

(ii) Each adjustment in a Conversion Factor shall be calculated to the nearest tenth of a cent.

(iii) In the event that the Corporation shall, at any time, issue any shares of Common Stock (A) by stock dividend or any other distribution upon any .stock of the Corporation payable in shares of Common Stock or in shares of Preferred Stock, or (B) by subdivision of its shares of outstanding Common Stock, by reclassification or otherwise, the Conversion Factor then in effect shall be reduced proportionately, and, in like manner, in the event of any combination of shares of Common Stock, by reclassification or otherwise, the Conversion Factor then in effect shall be proportionately increased.

(iv) In addition to and not in limitation of the foregoing, if any capital reorganization or reclassification of the Common Stock of the Corporation, or consolidation or merger of the Corporation with or into another corporation, or the sale or conveyance of all or substantially all of its assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the holders of the Preferred Stock shall thereafter have the right to receive, in lieu of the shares of Common Stock of the Corporation immediately theretofore receivable with respect to such shares of Preferred Stock upon the exercise of their conversion rights, such shares of stock, securities or assets as would have been issued or payable with respect to or in exchange for the number of outstanding shares of such Common Stock immediately theretofore receivable with respect to such shares of Preferred Stock upon the exercise of such rights had such reorganization, reclassification, consolidation, merger or sale not taken place. In any such case, appropriate provision shall be made with respect to the rights and interests of the holders of the Preferred Stock to the end that such conversion rights (including, without limitation, provisions for adjustment of the Conversion Factor and or the stated value) shall thereafter be applicable, as nearly as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise thereof. The Corporation shall not effect any such consolidation, merger or sale, unless it provides the holders of the Preferred Stock at least 30 days advance notice thereof, and prior to or simultaneously with the consummation thereof the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets, shall assume by written instrument, executed and mailed or delivered to the holders of the Preferred Stock, the obligation to deliver to such holders the shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to receive upon conversion of the shares of Preferred Stock held by such holder.

(v) If any event occurs as to which the other provisions of this Section B(5)(d) of this Article are not strictly applicable, or if strictly applicable would not fairly protect the conversion rights of the Preferred Stock in accordance with the intent and principles of such provisions, then the Board of Directors shall make an adjustment in the application of such provisions, in accordance with such intent and principles, so as to protect such conversion rights as aforesaid, but in no event shall any such adjustment have the effect of increasing the Conversion Factor as otherwise determined pursuant to this Section B(5)(d) of this Article.

(e) Stock Transfer Taxes. The issuance of stock certificates upon the conversion of the Preferred Stock shall be made without charge to the converting holder for any tax in respect of such issuance. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares in any name other than that of the holder of such shares of Preferred Stock converted, and the Corporation shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(f) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Factor, the Corporation, at its expense, promptly shall compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Factor at the time in effect for the Preferred Stock, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such Preferred Stock owned by such holder.

(g) Notices of Record Date. In the event of any fixing by the Corporation of a record date for the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any shares of Common Stock or other securities, or any right to subscribe for, purchase or otherwise acquire, or any option for the purchase of, any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock at least 30 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h) Notices. Any notice required by the provisions of this Section B(5) of this Article to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, first class postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

6.	Redemption.

(a) Redemption at Option of Holders of Preferred Stock. At any time upon and after July 7, 2013 (the “Earliest Possible Redemption Date”), each holder of shares of Preferred Stock (hereinafter referred to as the “Redeemable Stock”) may, at the option of such holder, upon notice (as described in Section B(6)(c) of this Article) provided no earlier than within 30 days prior to the Earliest Possible Redemption Date, require the Corporation to redeem all or any portion of the shares of Redeemable Stock held by such holder, in accordance with the provisions contained in this Section 6 to the extent of shares with a value of any integral multiple of Two Hundred and Fifty Thousand Dollars ($250,000) of Redemption Price (as defined below). In no event shall the Corporation be required to redeem shares in excess of the amount permitted by law; provided, however, that such inability to redeem shall not have any impact or effect upon the per-share Redemption Price (as hereinafter defined). All redemptions shall be made in the order in which notices of redemption are received (with any notice of redemption received within 25 days of delivery of notice by an Initial Redeeming Holder under Section B(6)(c) of this Article being treated as having been received simultaneously with that of the Initial Redeeming Holder), and, if less than all of the shares submitted for redemption in a particular 30-day period are capable of being redeemed, then such shares shall be redeemed on a pro rata basis, based on the number of shares that each shareholder submitted for redemption. Notwithstanding the foregoing, upon the occurrence and continuation of any Event of Default (as defined in Section B(7) below), holders of the Required Majority of shares of Preferred Stock (hereinafter referred to as the “Redeemable Stock”) may, at the option of such holders, upon written notice to the Corporation require the Corporation to redeem of the shares of Redeemable Stock held by such holders in accordance with the provisions contained in this Section 6

(b) Redemption Price. The price at which each share of Preferred Stock shall be redeemed (the “Redemption Price”) shall be equal to the sum of all accrued but unpaid Preferred Dividends respecting such share, plus the stated value of the Preferred Stock.

(c) Exercise of Option to Redeem. If a holder of Redeemable Stock desires to exercise such holder’s option to redeem some or all of such holder’s shares of Redeemable Stock pursuant to this Section B(6) of this Article, such holder (the “Initial Redeeming Holder”) must give written notice to the Corporation specifying the number of shares of Redeemable Stock to be redeemed. A copy of such notice shall contemporaneously also be delivered to each other holder of Redeemable Stock. No later than 25 days after receipt of such notice, if any other holder of Redeemable Stock also wishes to redeem some or all of such holder’s shares of Redeemable Stock at the same time as the redemption of the shares of the Initial Redeeming Holder, such additional holder shall provide a notice comparable to that of the Initial Redeeming Holder to the Corporation and all other holders of Redeemable Stock. Redemptions shall be made on a date 90 calendar days after the date on which the Corporation receives such notice (or the first business day thereafter). Each such date of redemption shall be a “Redemption Date.” To receive the Redemption Price, the holder of shares of Redeemable Stock must present and surrender the certificate or certificates representing such shares (duly endorsed for transfer) to the Corporation at the principal executive offices of the Corporation no later than three business days prior to the Redemption Date. The Corporation shall pay the Redemption Price to, or to the order of, the person whose name appears on such certificate or certificates as the owner thereof. The Corporation shall pay the entire Redemption Price on the Redemption Date. If the number of shares represented by the certificate or certificates surrendered shall exceed the number of shares to be redeemed, the Corporation shall issue and deliver on the Redemption Date to the person entitled thereto a certificate or certificates representing the unredeemed balance of such shares.

(d) Effect of Redemption. From and after the Redemption Date, unless the Corporation shall default in providing for the payment of the Redemption Price, all dividends (if any) on such shares of Redeemable Stock requested to be redeemed pursuant to this Section 6 shall cease to accrue, and all rights of the holders of any such shares subject to redemption as shareholders of the Corporation with respect to such shares, except the right to receive the Redemption Price, shall cease and terminate. Any shares of Redeemable Stock that are redeemed by the Corporation shall be retired and shall not be reissued.

(e) Failure to Redeem. If the Corporation shall for any reason fail to redeem any shares of Redeemable Stock as required by this Section B(6) of this Article, and such failure shall continue for a period of 30 days, then notwithstanding anything to the contrary contained in these Articles of Incorporation, with respect to all shares of Redeemable Stock then outstanding: (i) the conversion rights set forth in Section B(5) of this Article hereof shall continue beyond any date for redemption specified in said Section, and said rights may be exercised at any time; and (ii) the Corporation may not incur any indebtedness for money borrowed or borrow or reborrow any amounts under any lines of credit or any other borrowing facility which it may then have outstanding without the prior written consent of the Required Majority, unless the proceeds of such incurrence of such indebtedness or borrowing or reborrowing are to be used to make all redemptions then required to be made; and (iii) Preferred Dividends shall continue to accrue and be paid in accordance with and as defined in Sections B(1) and (3) of this Article, and, to the extent not paid, shall be added to the Redemption Price. Nothing herein shall limit the Corporation’s obligations to redeem as set forth above, or limit the remedies available to the holders of Redeemable Stock in the event of a failure of the Corporation to honor such obligations.

7.	Default.

(a) The following events shall constitute events of default (“Events of Default”):

(i) The accrual of Preferred Dividends on the Preferred Stock that are required to be paid hereunder, and that are not paid when due, regardless of whether such failure is due to a legal inability or incapacity of the Corporation to make any such payment;

(ii) The failure of the Corporation to make any payments due under Section B(6) of this Article hereof regarding redemption, when due, regardless of whether such failure is due to a legal inability or incapacity of the Corporation to make any such payments;

(iii) The Corporation or any of its subsidiaries shall: (A) become insolvent or admit in writing its inability to pay its debts generally as they become due; (B) make any assignment for the benefit of its creditors; (C) file a petition or answer or consent seeking relief under the Federal Bankruptcy Code, as now constituted or hereafter amended, or any other applicable federal or state bankruptcy or insolvency law or other similar law not discharged within 30 days; (D) consent to the institution of proceedings under any law referenced in (C) above, or to the filing of any such petition or to the appointment or taking possession of a receiver, liquidator, assignee, trustee, custodian (or other similar official) of the Corporation or any subsidiary or of any substantial part of their property; (E) institute any proceedings for its dissolution or its full or partial liquidation; (F) fail generally to pay its debts as such debts became due, or take corporate action in furtherance of any such action; or (G) make an assignment or the benefit of its creditors.

(iv) The entry of a decree or order by a court for relief in respect of the Corporation or any of its subsidiaries under the Federal Bankruptcy Code, as now constituted or hereafter amended, or any other applicable federal or state bankruptcy or insolvency law or other similar law, appointing a receiver, liquidator, assignee, trustee (or similar official) of the Corporation or any subsidiary or of any substantial part of their property, or ordering the winding-up for liquidation of their affairs, and such decree or order shall not be vacated or set aside or stayed within a period of 30 days from the date of entry thereof;

(v) The material default in the performance or observance by the Corporation of any condition, agreement, covenant or obligation, or the material breach by the Corporation of any representation or warranty set forth in these Articles, which default or breach is not cured within 30 days following written notice thereof from the Required Majority; or

(vi) Any other “Event of Default” (as defined in that certain Securities Purchase Agreement dated as of September 4, 2008 between the Corporation and the holders of the Preferred Stock) occurs.

(b) If there shall occur an Event of Default, and in each and every case, holders of the Required Majority may, by vote at a meeting of shareholders or by partial written consent and notice to the Corporation, declare the Corporation to be in default hereunder, whereupon, if such holders shall so specify in such vote or written consent and notice, (i) the shares of Redeemable Stock (as defined in Section B (6)(a) above) of such holders shall immediately become redeemable and shall be redeemed by the Corporation in accordance with the provisions of Section B(6) of this Article hereof; and (ii) the Board of Directors of the Corporation and the shareholders of the Corporation shall cause the Corporation to merge, consolidate or be sold (a “Forced Sale”), for an amount not less than 50% of the amount described in Section B(6)(b)(ii), as directed by the Required Majority at any time after the Event of Default.

8.	Mandatory Conversion.

(a) The Corporation shall have the right, at its option, to cause the conversion (“Mandatory Conversion”) of all, but not less than all, of the shares of Preferred Stock into fully paid and nonassessable shares of Common Stock at the conversion rate then in effect pursuant to Section B(5) above upon the occurrence of the Corporation’s underwritten public offering of its Common Stock pursuant to a Registration Statement filed under the Securities Act of 1933, as amended, and declared effective by the Securities and Exchange Commission, which yields to the Corporation and selling shareholders that include holders of shares of Common Stock issuable upon conversion of the Preferred Stock net proceeds of not less than $20,000,000 and which reflects an enterprise value of at least $50,000,000 (a “Qualifying Public Offering”) (other than a registration statement relating to an offer and sale of securities to employees of, or other persons providing services to, the Corporation pursuant to an employee or similar benefit plan, registered on Form S-8 or a comparable or successor form).

(b) The date (“Mandatory Conversion Date”) on which such Mandatory Conversion shall be deemed to occur is the date on which a Registration Statement filed under the Securities Act of 1933, as amended, is declared effective by the Securities and Exchange Commission.

(c) On the Mandatory Conversion Date, if the Corporation exercises its mandatory conversion right under Section B(8)(a) of this Article, all rights of the holders of shares of the Preferred Stock as such holders shall cease and determine except their right to receive payment of any dividends accrued and unpaid to such date; such shares shall no longer be deemed to be outstanding; and the holders thereof shall on and after such date be conclusively deemed for all purposes to be holders of the shares of Common Stock into which their shares of Preferred Stock were converted.

(d) If the Corporation exercises its mandatory conversion right under Section B(8)(a) of this Article, all holders of record of shares of Preferred Stock shall be given twenty days’ prior written notice of the date that a Qualifying Public Offering will occur or is anticipated to occur. Such notice shall also specify the place designated for exchanging the shares of Preferred Stock for shares of Common Stock. Such notice shall be sent by first class mail, postage prepaid, to each holder of record of shares of Series B Preferred Stock at such holder’s address as shown in the records of the Corporation. On or before the Mandatory Conversion Date, each holder of shares of Preferred Stock shall surrender such holder’s certificate or certificates for all such shares to the Corporation or the transfer agent at the place designated in such notice and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled.

(e) In the event that a Qualifying Public Offering is expected to occur, the Board of Directors, in its sole and absolute discretion, shall determine whether or not to exercise the Corporation’s right to cause the Mandatory Conversion of the Preferred Stock; provided, however, that such determination shall be contingent upon the actual occurrence of the Qualifying Public Offering. The notice required by this Section B(8) of this Article, shall describe the contingent nature of such Mandatory Conversion. No failure of the Board of Directors to cause a Mandatory Conversion with respect to a Qualifying Public Offering and no determination by the Board of Directors not to cause a Mandatory Conversion with respect to a Qualifying Public Offering shall be deemed a waiver of any of the Corporation’s rights with regard to future Qualifying Public Offerings.

(f) For the purpose of calculating the conversion ratio of Preferred Stock into Common Stock in the event of a Mandatory Conversion, such calculation shall be made in accordance with Section B(5) of this Article.

ARTICLE V

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner now or hereinafter prescribed by statute, as limited herein, and all rights conferred upon shareholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, Recro Pharma, Inc. has caused these Articles to be signed by Gerri Henwood, its President and Chief Executive Officer, on the 4th day of September, 2008.

RECRO PHARMA, INC.

By:	/s/ Gerri Henwood
Gerri Henwood
President and Chief Executive Officer

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